Exhibit 99.1

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its interim consolidated financial statements for the quarter ended March 31, 2012.

On February 15, Nymox provided an update on the Company’s Phase 3 U.S. trials for NX-1207. The Safety Monitoring Committee meeting of February 14, 2012 was favorable and indicated no significant safety concerns for the three ongoing U.S. Phase 3 trials to date. Patient recruitment and trial activities for U.S. Phase 3 studies NX02-0017, NX02-0018 and NX02-0020 are ongoing at over 80 well-known urology investigative sites throughout the U.S. Overall accrual numbers for Trials NX02-0017, NX02-0018 and NX02-0020 had reached approximately 980 patients, with good progress being made toward full enrollment for the pivotal studies.

NX-1207 has been shown to improve the signs and symptoms of BPH, producing improvements which reached statistical significance compared to double-blinded placebo and study controls. A single administration of NX-1207 2.5 mg has produced on average improvements in the standardized BPH symptom score (8-10 points at 90 days) that were approximately double that reported for currently approved BPH drugs (3-5 points). The drug is administered by a urologist in an office setting and involves little or no pain or discomfort. NX-1207 has not been found to have the sexual, blood pressure, or other side effects of the approved drugs. Follow-up studies have shown clinical efficacy effects in many men lasting up to 7½ years after a single treatment.

Positive long-term clinical outcomes from trials of NX-1207 for BPH were given by independent investigators involved in the NX-1207 trials, to the American Urological Association at meetings in Washington DC, Rancho Mirage CA, New Orleans LA, and Orlando FL in October and November 2011. A recent peer-reviewed paper in Therapeutic Advances in Chronic Disease featuring NX-1207 was published in November 2011 entitled, “The potential for NX-1207 in benign prostatic hyperplasia: an update for clinicians” written by Neal Shore MD FACS, Medical Director of the Carolina Urologic Research Center, Myrtle Beach, SC and Barrett Cowan MD FACS of Urology Associates PC, Englewood, CO. Dr. Shore and Dr. Cowan are well known experts in urology and have participated as clinical investigators in clinical trials of NX-1207 as well as in multiple follow-up studies of the drug.

On February 21, Recordati and Nymox announced the start of activities aimed at the preparation of a European Phase III clinical trial for NX-1207, following the successful completion of a Scientific Advice meeting with the European Medicines Agency (EMA). The pivotal controlled clinical trial will assess the efficacy and safety of a single TRUS-guided intraprostatic injection of NX-1207 in patients with lower urinary tract symptoms (LUTS) associated with BPH not adequately controlled by medical therapy.

On March 1, Nymox announced the initiation of a Phase 2 U.S. clinical trial to evaluate the company’s NX-1207 drug for the treatment of low grade localized prostate cancer. The Company has filed a new Investigational New Drug (IND) application with the FDA. Clinical trial NX03-0040 will enroll 150 men in a two dose 6 week Phase 2 study designed in accordance with specific direction and guidance provided by the FDA in Pre-IND meetings. Preclinical studies of NX-1207 have shown activity against prostate cancer cells at higher dosage levels of NX-1207 than the dosage used in the current Phase 3 BPH clinical trials. The new study will test both low and high doses of NX-1207 for their effect on low grade localized prostate cancer. Efficacy in the study will be assessed 6 weeks after NX-1207 treatment.

On March 26, Nymox reported positive new results from a follow-up study of patients who participated in the Company’s U.S. Study NX02-0016 of NX-1207 for the treatment of BPH completed in 2007. The results of the follow-up study provided evidence confirming the durable benefits from NX-1207 treatment for BPH.

The new follow-up study assessed American Urological Association BPH Symptom Index scores and treatment outcomes in blinded subjects 52-56 months after a single initial injection of NX-1207 2.5 mg. No significant drug safety problems were reported by any subjects in the study initially as well as in the new long-term follow-up. The new follow-up study found that of the patients who received NX-1207 2.5 mg, 52% were not currently taking BPH medication and had not received surgical treatments for their BPH; and 36% had required no medical or surgical treatments for their BPH since receiving their initial dose of NX-1207 2.5 mg. In the control group only one subject had not required any additional BPH treatments. The 36% of patients who received NX-1207 2.5 mg and did not require any other subsequent treatment for their BPH reported on average a 12.5 point improvement in their BPH symptom scores at 52-56 months; the 52% not currently taking BPH medication reported an average 10.0 point improvement. The level of symptomatic improvement for both NX-1207 2.5 mg cohorts reached statistical significance.

In the initial NX02-0016 study’s Intent-to-Treat cohort after 90 days, patients treated with NX-1207 2.5 mg had a mean BPH Symptom Score improvement of 9.71 points, which was markedly better than the improvement shown by control groups (p<.001). The tested therapeutic dose of NX-1207 2.5 mg also reached statistical significance in Intent-to-Treat Primary Efficacy outcomes at 6 months post-treatment.

All of the Nymox team wishes to thank the Company’s loyal shareholders for ongoing strong support, and we enthusiastically look forward to the exciting developments targeted for your Company.

/s/ Paul Averback, MD
Paul Averback MD
President

May 15, 2012

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MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the quarters ended March 31, 2012 and 2011. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes. This MD&A is dated May 15, 2012. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 trials in the U.S. In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of BPH as the initial indication for development and commercialization. NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. The Corporation successfully completed a 43 site prospective randomized double-blinded placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized blinded clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Nymox reported positive results in twelve follow-up studies of available subjects from the completed Phase 1 and 2 clinical trials. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (EOP2) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well known investigational sites across the U.S. with planned enrollment of 1,000 patients. The Corporation is also developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. AlzheimAlert™ is an accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

  Our Clinical Trials for Our Therapeutic Products in Development, Such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for Our Therapeutic Products, Such as NX-1207, May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

  A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for Our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

  We Face Challenges in Developing, Manufacturing and Improving Our Products

  Our Products and Services May Not Receive Necessary Regulatory Approvals

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  We Face Significant and Growing Competition

  We May Not Be Able to Successfully Market Our Products

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for Our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  The Issuance of New Shares May Dilute Nymox’s Stock

  We Face Potential Losses Due to Foreign Currency Exchange Risks

  We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Critical Accounting Policies

The condensed interim consolidated financial statements of the Corporation have been prepared under International Financial Reporting Standards. The Corporation’s functional and presentation currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation has generally derived its revenues from product sales and collaboration agreements. Revenue from product sales is recognized when the product has been delivered and obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting are recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

Valuation of Property and Equipment

Property and equipment are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Corporation reviews the unamortized balance of property and equipment, and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

  Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

  Significant negative industry or economic trends.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

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An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Corporation’s property and equipment are impaired.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost related to employee awards is measured at fair value at the date of grant, net of forfeitures, and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings.

Recoverability of Deferred Tax Assets

Management judgment is required in assessing the recoverability of deferred tax assets. We have recorded no deferred tax assets as of March 31, 2012 and as of December 31, 2011, due to uncertainties related to our ability to utilize all of our deferred tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be recovered. The ultimate recoverability of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

Results of Operations

Three Months Ended March 31		2012	2011	2010
Total revenues		$739,579	$765,015	$246,861
Net loss		$(1,846,974)	$(4,431,091)	$(1,183,352)
Loss per share (basic & diluted)		$(0.06)	$(0.14)	$(0.04)
Total assets		$3,716,878	$10,021,394	$1,124,887
Non-current financial liabilities		$400,000	$400,000	$400,000

Quarterly Results	Q1 – 2012	Q4 – 2011	Q3 – 2011	Q2 – 2011
Total revenues	$739,579	$777,606	$804,712	$766,482
Net loss	$(1,846,974)	$(1,659,125)	$(1,614,041)	$(1,948,132)
Loss per share (basic & diluted)	$(0.06)	$(0.05)	$(0.05)	$(0.06)
	Q1 – 2011	Q4 – 2010	Q3 – 2010	Q2 – 2010
Total revenues	$765,015	$313,143	$26,896	$104,550
Net loss	$(4,431,091)	$(2,057,314)	$(1,649,061)	$(1,646,586)
Loss per share (basic & diluted)	$(0.14)	$(0.06)	$(0.05)	$(0.05)

The revenues in 2012, 2011 and 2010 include revenue being recognized on a systematic basis over the estimated service period related to the upfront payment of €10 million (US$13.1 million) received from Recordati in December 2010. The lower net loss in the quarter ended March 31, 2012, compared to 2011, is related primarily to substantially higher stock-based compensation expense recorded during the first quarter of 2011 due to the 865,000 options granted in the first quarter of 2011 of which the majority vested immediately.

Results of Operations – Q1 2012 compared to Q1 2011

Net losses were $1,846,974, or $0.06 per share, for the quarter ended March 31, 2012, compared to $4,431,091, or $0.14 per share, for the quarter ended March 31, 2011. Net losses include stock compensation charges of $51,496 in 2012 and $3,583,258 in 2011. The decrease in net losses is principally attributable to the substantially higher stock compensation charges recorded in the first quarter of 2011 compared to the same period in 2012. The weighted average number of common shares outstanding for the quarter ended March 31, 2012 was 32,994,621 compared to 32,578,523 for the same period in 2011.

Revenues

Revenues from sales of goods amounted to $85,179 for the quarter ended March 31, 2012, compared with $110,615 for the quarter ended March 31, 2011. The decrease in orders from customers for NicAlert™/TobacAlert™ is attributable to a reduction in U.S. government research grants in 2012 compared to 2011. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

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For the quarters ended March 31, 2012 and 2011, amounts of $654,400 were recognized as revenue relating to the upfront payment received from Recordati in December 2010. At March 31, 2012, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $9,706,933.

Research and Development

Research and development expenditures were $2,031,257 for the quarter ended March 31, 2012, compared with $3,708,379 for the quarter ended March 31, 2011. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Research and development expenditures also include stock compensation charges of $22,729 in the quarter ended March 31, 2012 and $2,233,068 in the comparative period in 2011. The decrease in expenses is primarily attributable to the substantially higher stock compensation charges recorded in 2011 compared to the same period in 2012. In 2012, research tax credits and grants amounted to $70,958 compared to $322,125 in 2011 due to the recognition in 2011 of the grant awarded from the U.S. government under the Qualifying Therapeutic Discovery Project in the amount of $244,479, which was not repeated in 2012. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $43,084 for the quarter ended March 31, 2012, compared with $484,370 for the quarter ended March 31, 2011. Marketing expenditures also include stock compensation charges of $261 for the quarter ended March 31, 2012 and $433,012 in the comparative period in 2011. The decrease in expenses is primarily attributable to the substantially higher stock compensation charges recorded in 2011 compared to the same period in 2012. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $513,411 for the quarter ended March 31, 2012, compared with $1,215,628 for the quarter ended March 31, 2011. General and administrative expenditures also include stock compensation charges of $28,506 for the quarter ended March 31, 2012 and $917,178 in the comparative period in 2011. The decrease in expenses is primarily attributable to the substantially higher stock compensation charges recorded in 2011 compared to the same period in 2012. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Finance costs - Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 66% of 2012 expenses (59% in 2011) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2012 or 2011.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Contractual Obligations

Nymox has no contractual obligations of significance other than long-term lease commitments for rental of laboratory and office space, other operating leases and redeemable preferred shares as follows:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$278,321	$217,197	$61,124	$0
Operating Leases	$19,292	$10,251	$9,041	$0
Total Contractual Obligations	$297,613	$227,448	$70,165	$0

The redeemable preferred shares in the amount of $400,000 have no specific terms of repayment.

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Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2012 and 2011.

Refer to note 10 of the unaudited condensed interim Consolidated Financial Statements for key management personnel disclosures.

Financial Position

Liquidity and Capital Resources

As of March 31, 2012, cash totalled $3,237,285 and receivables including tax credits totalled $400,920. In December 2010, the Corporation received an upfront payment of €10 million (US$13.1 million) pursuant to a license and collaboration agreement with Recordati for the development and commercialization of NX-1207 in Europe and other countries. In November 2011, the Corporation signed a common stock private purchase agreement, whereby Lorros-Greyse Investments Limited (the “Purchaser”) was committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 19, 2011. As at March 31, 2012, no drawings were made under this purchase agreement.

The Corporation intends to access financing under this agreement when appropriate to fund its research and development. The Corporation believes that cash balances, funds from operations, as well as funds from the common stock private purchase agreement will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The Corporation relies almost exclusively on this financing as well as collaboration agreements to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

Outstanding Share Data

As at May 15, 2012, there were 32,996,302 common shares of Nymox issued and outstanding. In addition, 5,425,500 share options are outstanding, of which 5,228,625 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Corporation’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of March 31, 2012.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year end December 31, 2011 was included in the 2011 Annual Management’s Discussion and Analysis and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2011.

Changes in Internal Controls Over Financial Reporting

There have been no changes since December 31, 2011 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Changes in accounting policies:

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”). They are mandatory but not yet effective for the period ended March 31, 2012 and have not been applied in preparing these unaudited condensed interim consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standards and interpretations have been issued by the IASB and the IFRIC and the Corporation is currently assessing their impact on the financial statements.

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments. The issuance of the first phase of the IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. IFRS 9 establishes two measurement categories for financial assets: amortized cost and fair value. Existing IAS 39 categories of loans and receivables, held-to-maturity investments, and available-for-sale financial assets have been eliminated. The criteria for a financial asset to be measured at amortized cost include: the objective of the business model is to hold assets in order to collect contractual cash flows and; the contractual terms give rise, on contractual dates, to cash flows that are solely payments of principal and interest on principal outstanding. All other financial assets are measured at fair value. IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted.

IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities, aiming to provide information to enable users to evaluate:

  the nature of, and risks associated with, an entity's interests in other entities; and

  the effects of those interests on the entity's financial position, financial performance and cash flows.

IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 13 - Fair Value Measurement (“IFRS 13”) provides new guidance on fair value measurement and disclosure requirements. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. It explains how to measure fair value when it is required or permitted by other IFRSs. It does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. IFRS 13 is effective prospectively for annual periods beginning on or after January 1, 2013.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Factors that could cause actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation, many of which are beyond our control, include the Corporation’s ability to:

  identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities;

  obtain suitable financing to support its operations and clinical trials;

  manage its growth and the commercialization of its products;

  achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology corporation;

  successfully compete in its markets;

  realize the results it anticipates from the clinical trials of its products;

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  succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products;

  achieve regulatory clearances for its products;

  obtain on commercially reasonable terms adequate product liability insurance for its commercialized products and avoid product liability claims;

  adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors;

  assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

  not encounter problems with third parties, including key personnel, upon whom it is dependent.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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Condensed Interim Consolidated Financial Statements of
(Unaudited)

NYMOX PHARMACEUTICAL
CORPORATION

Three-month periods ended March 31, 2012 and 2011

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2012 and 2011

Financial Statements
	Condensed Interim Consolidated Statements of Financial Position	1
	Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	2
	Condensed Interim Consolidated Statements of Changes in Equity	3
	Condensed Interim Consolidated Statements of Cash Flows	4

Notes to Condensed Interim Consolidated Financial Statements
1.	Business activities	5
2.	Basis of preparation	5
3.	Changes in accounting policies	6
4.	Licensing revenues and deferred revenue	7
5.	Preferred shares of a subsidiary and non-controlling interest	8
6.	Share capital	8
7.	Contingencies	12
8.	Income taxes	12
9.	Earnings per share	12
10.	Related parties	13
11.	Comparative information	13

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)

March 31, 2012 and December 31, 2011
(in US dollars)

		March 31,	December 31,
	Note	2012	2011

Assets

Current assets:
Cash		$3,237,285	$5,918,921
Trade accounts receivable		27,698	31,546
Other receivables		59,833	119,192
Research tax credits receivable		313,389	242,431
Inventories		40,608	23,620
Total current assets		3,678,813	6,335,710

Non-current assets:
Long-term security deposit		17,396	17,396
Property and equipment		20,669	22,160
Total non-current assets		38,065	39,556

Total assets		$3,716,878	$6,375,266

Liabilities and Equity

Current liabilities:
Trade accounts payable		$373,991	$640,507
Accrued liabilities:
Payroll related liabilities		11,574	4,102
Other accrued liabilities		208,417	166,883
Deferred revenue	4	2,617,600	2,617,600
Total current liabilities		3,211,582	3,429,092

Non-current liabilities:
Deferred revenue	4	7,089,333	7,743,733
Preferred shares of a subsidiary	5	400,000	400,000
Total non-current liabilities		7,489,333	8,143,733

Equity:
Share capital		66,071,961	66,062,961
Additional paid-in capital		10,497,020	10,445,524
Deficit		(83,953,018)	(82,106,044)
Total equity attributable to the shareholders of the Corporation		(7,384,037)	(5,597,559)

Non-controlling interest	5	400,000	400,000
Total equity		(6,984,037)	(5,197,559)

Contingencies	7

Total liabilities and equity		$3,716,878	$6,375,266

See accompanying notes to the condensed interim consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback MD  Director

/s/ Paul McDonald  Director

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

Three-month periods ended March 31, 2012 and 2011
(in US dollars)

	Note	2012	2011

Revenues:
Sales of goods		$85,179	$110,615
Licensing revenues:
Upfront payment	4	654,400	654,400
		739,579	765,015
Expenses:
Research and development	6(c)	2,031,257	3,708,379
Less research tax credits and grants		(70,958)	(322,125)
		1,960,299	3,386,254

General and administrative	6(c)	513,411	1,215,628
Marketing	6(c)	43,084	484,370
Cost of sales		62,628	88,054
		2,579,422	5,174,306

Results from operating activities		(1,839,843)	(4,409,291)

Net finance income (costs):
Finance income		2,995	–
Finance costs		(10,126)	(21,800)
		(7,131)	(21,800)

Net loss and comprehensive loss attributed to the shareholders of the Corporation		$(1,846,974)	$(4,431,091)

Basic and diluted loss per share	9	$(0.06)	$(0.14)

Weighted average number of common shares outstanding	9	32,994,621	32,578,523

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited)

Three-month periods ended March 31, 2012 and 2011
(in US dollars)

			Attributable to shareholders of the Corporation
				Additional			Non-
		Share capital		paid-in			controlling	Total
	Note	Number	Dollars	capital	Deficit	Total	interest	equity

Balance December 31, 2011		32,993,302	$66,062,961	$10,445,524	$(82,106,044)	$(5,597,559)	$400,000	$(5,197,559)

Transactions with shareholders, recorded directly in equity:

Exercise of stock options		3,000	9,000	–	–	9,000	–	9,000

Stock-based compensation	6(c)	–	–	51,496	–	51,496	–	51,496

Total contributions by shareholders		3,000	9,000	51,496	–	60,496	–	60,496

Net loss and comprehensive loss		–	–	–	(1,846,974)	(1,846,974)	–	(1,846,974)

Balance, March 31, 2012		32,996,302	$66,071,961	$10,497,020	$(83,953,018)	$(7,384,037)	$400,000	$(6,984,037)

Balance December 31, 2010		32,573,856	$62,855,147	$6,493,544	$(72,203,305)	$(2,854,614)	$400,000	$(2,454,614)

Transactions with shareholders, recorded directly in equity:

Option surrender agreement		15,000	–	–	–	–	–	–

Stock-based compensation	6(c)	–	–	3,583,258	–	3,583,258	–	3,583,258

Total contributions by shareholders		15,000	–	3,583,258	–	3,583,258	–	3,583,258

Net loss and comprehensive loss		–	–	–	(4,431,091)	(4,431,091)	–	(4,431,091)

Balance, March 31, 2011		32,588,856	$62,855,147	$10,076,802	$(76,634,396)	$(3,702,447)	$400,000	$(3,302,447)

See accompanying notes to the condensed interim consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended March 31, 2012 and 2011
(in US dollars)

	Note	2012	2011

Cash flows used in operating activities:
Net loss		$(1,846,974)	$(4,431,091)
Adjustments for:
Depreciation of property and equipment		2,471	2,749
Stock-based compensation	6(c)	51,496	3,583,258
Changes in non-cash operating balances:
Trade accounts receivable and other receivables		63,207	(25,533)
Research tax credits receivable		(70,958)	(322,125)
Inventories		(16,988)	(1,729)
Trade accounts payable and accrued liabilities		(217,510)	(1,978,595)
Deferred revenue		(654,400)	(654,400)
		(2,689,656)	(3,827,466)

Cash flows from financing activities:
Proceeds from exercise of stock options		9,000	-

Cash flows used in investing activities:
Additions to property and equipment		(980)	(10,298)

Net decrease in cash		(2,681,636)	(3,837,764)

Cash, beginning of period		5,918,921	13,174,999

Cash, end of period		$3,237,285	$9,337,235

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2012 and 2011
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation is a company domiciled in Canada and is incorporated under the Canada Business Corporations Act. Nymox Pharmaceutical Corporation including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head-office of the Corporation is located at 9900 Cavendish Boulevard, Saint Laurent, Quebec. The Corporation developed AlzheimAlertTM , a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation currently markets NicAlertTM and TobacAlertTM , tests that use urine or saliva to detect use of tobacco products. The Corporation is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 clinical trials. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease and new antibacterial agents for the treatment of bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 6 (a). The Corporation depends on this financing, as well as collaboration agreements, to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue-generating activities. Management believes that cash balances, funds from operations, as well as funds from the common stock private purchase agreement will be sufficient to meet the Corporation's requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Basis of preparation:

(a) Statement of compliance:

The condensed interim consolidated financial statements of the Corporation have been prepared using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and in accordance with IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in connection with the previously issued annual financial statements of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2012 and 2011
(in US dollars)

2.	Basis of preparation (continued):

	(a)	Statement of compliance (continued):

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 4, 2012.

	(b)	Summary of accounting policies:

The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual consolidated financial statements as at December 31, 2011.

	(c)	Basis of measurement:

The condensed interim consolidated financial statements have been prepared on a going concern and on the historical cost basis. The functional and presentation currency of the Corporation is the U.S. dollar.

3.	Changes in accounting policies:

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”). They are mandatory but not yet effective for the period ended March 31, 2012, and have not been applied in preparing these condensed interim consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standards and interpretations have been issued by the IASB and the IFRIC and the Corporation is currently assessing their impact on the financial statements:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments. The issuance of the first phase of the IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. IFRS 9 establishes two measurement categories for financial assets: amortized cost and fair value. Existing IAS 39 categories of loans and receivables, held-to-maturity investments, and available-for-sale financial assets have been eliminated. The criteria for a financial asset to be measured at amortized cost include: the objective of the business model is to hold assets in order to collect contractual cash flows; and, the contractual terms give rise, on contractual dates, to cash flows that are solely payments of principal and interest on principal outstanding. All other financial assets are measured at fair value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2012 and 2011
(in US dollars)

3.	Changes in accounting policies (continued):

New standards and interpretations issued but not yet adopted (continued):

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted.

IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities, aiming to provide information to enable users to evaluate:

  the nature of, and risks associated with, an entity's interests in other entities; and

  the effects of those interests on the entity's financial position, financial performance and cash flows.

IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 13 - Fair Value Measurement (“IFRS 13”) provides new guidance on fair value measurement and disclosure requirements. IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. It explains how to measure fair value when it is required or permitted by other IFRS. It does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

IFRS 13 is effective prospectively for annual periods beginning on or after January 1, 2013.

4.	Licensing revenues and deferred revenue:

On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of benign prostatic hyperplasia (“BPH”) as the initial indication for development and commercialization. Recordati made an upfront payment to the Corporation of €10,000,000 (US$13,088,000), in December 2010, and will make regulatory approval and sales milestones payments, and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales if the case specific contractual conditions are achieved.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2012 and 2011
(in US dollars)

4.	Licensing revenues and deferred revenue (continued):

The upfront payment of $13,088,000 has been deferred and is being recognized as revenue on a systematic basis over the estimated service period. This period may be modified in the future based on additional information that may be received by the Corporation. In the three-month period ended March 31, 2012, an amount of $654,400 (2011 - $654,400) was recognized as revenue related to this upfront payment. As at March 31, 2012, the deferred revenue related to this transaction amounted to $9,706,933 (as at December 31, 2011 - $10,361,333).

5.	Preferred shares of a subsidiary and non-controlling interest:

The preferred shares of a subsidiary and the non-controlling interest relate to redeemable and/or convertible preferred shares of Serex in the amount of $800,000. These preferred shares are convertible into common shares of Serex at a price of $3.946 per share. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. These redeemable preferred shares in the amount of $400,000 have been presented as a liability in the statements of financial position and are measured at their issue price which is also the redemption value. The non-redeemable portion is presented within equity, separately from equity of the shareholders of the Corporation, as non-controlling interest.

6.	Share capital:

	March 31,	December 31,
	2012	2011
Authorized:
An unlimited number of common shares, at no par value

Issued, outstanding and fully paid:
Number of common shares	32,996,302	32,993,302
Dollars	$66,071,961	$66,062,961

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2012 and 2011
(in US dollars)

6.	Share capital (continued):

	(a)	Common Stock Private Purchase Agreement:

In November 2010, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2011, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15,000,000 of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $1,000,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8,000,000 of common shares under the agreement.

In the three-month periods ended March 31, 2012 and 2011, the Corporation issued no common shares to the Purchaser under the agreements. At March 31, 2012, the Corporation can require the Purchaser to purchase up to $15,000,000 of common shares over the remaining 19 months of the new agreement, provided the Corporation adheres to its covenants.

The Corporation records the equity transaction at the amount received.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2012 and 2011
(in US dollars)

6.	Share capital (continued):

	(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. On June 13, 2011, the shareholders approved a resolution to increase the maximum number of shares which may be optioned under the stock option plan from 5,500,000 to 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As at March 31, 2012, 2,124,500 options (2011 - 97,000) could still be granted by the Corporation.

The following table provides the activity of stock option awards during the three-month period ended March 31, 2012 and for options outstanding and exercisable at the end of the three- month period ended March 31, 2012, the weighted average exercise price and the weighted average remaining contractual life (in years):

	Options outstanding

			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)

Outstanding, December 31, 2011	5,378,500	$3.73	5.22

Exercised	(3,000)	3.00

Outstanding, March 31, 2012	5,375,500	$3.73	4.97

Options exercisable	5,218,625	$3.75	4.98

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2012 and 2011
(in US dollars)

6.	Share capital (continued):

	(c)	Stock-based compensation:

	2012	2011

Stock options granted in 2006	$19,798	$61,478
Stock options granted in 2011	31,698	3,521,780

Total stock-based compensation expense recognized	$51,496	$3,583,258

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	2012	2011

Stock-based compensation pertaining to general and administrative	$28,506	$917,178

Stock-based compensation pertaining to marketing	261	433,012

Stock-based compensation pertaining to research and development	22,729	2,233,068

	$51,496	$3,583,258

The fair value of the options granted during the three-month period ended March 31, 2011 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

2011

Share price	$7.01
Exercise price	$7.01
Risk-free interest rate	2.58%
Expected volatility	72.23%
Expected option life in years	5
Expected dividends	–

No options were granted during the three-month period ended March 31, 2012 (2011 -865,000 options having a weighted average grant-date fair value of $4.26 per option).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2012 and 2011
(in US dollars)

6.	Share capital (continued):

(c) Stock-based compensation (continued):

Expected volatility was estimated considering a five-year historic average share price volatility.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

7.	Contingencies:

In November 2011, two former directors of the Corporation, who ceased to be directors in 2006, served the Corporation with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking an order that they are entitled to exercise options to purchase a total of 125,000 shares of the Corporation at a price of US$4.33 or, in the alternative, damages for lost profit. The Corporation believes that the right to exercise these options ended in May 2007 and that the claims are without merit. The Corporation intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these condensed interim consolidated financial statements.

8.	Income taxes:

The Corporation recognized no income taxes in the statements of operations and comprehensive loss, as it has been incurring losses since inception. Furthermore, no deferred tax asset was recognized since the accumulated tax losses available to be carried forward and used to offset future taxable income are not considered probable of being realized.

9.	Earnings per share:

Weighted average number of common shares outstanding:

	2012	2011

Issued common shares at January 1	32,993,302	32,573,856
Effect of stock options exercised	1,319	4,667

Weighted average number of common shares outstanding at March 31	32,994,621	32,578,523

Diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the periods presented. All outstanding options could potentially be dilutive in the future.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2012 and 2011
(in US dollars)

10.	Related parties:

Executive officers and directors participate in the Corporation’s stock option plan (see note 6 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	2012	2011

Salaries	$162,740	$153,301
Short-term employee benefits	2,311	2,355
Stock-based compensation	19,799	3,475,857

	$184,850	$3,631,513

11.	Comparative information:

Certain of the comparative information has been reclassified to conform to the presentation adopted in the current period.